AURIZON MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s discussion and analysis is intended to help the reader understand the significant factors that have affected Aurizon Mines Ltd.’s performance and such factors that may affect its future performance.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations (see “Forward Looking Statements” on page 22).  This report has been prepared on the basis of available information up to March 14, 2011 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 21 of the financial statements.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

OVERVIEW AND STRATEGY

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns and operates 100% of the Casa Berardi gold mine, the Joanna gold project which is at the feasibility stage, and one early stage exploration project, Kipawa.  In addition, Aurizon has entered into earn-in joint venture agreements with several companies on six projects in Quebec.

Gold production from Casa Berardi re-commenced in November 2006, ten years following the previous operating period from 1988 to 1996, during which approximately 690,000 ounces of gold were produced. Since 2006, Casa Berardi has produced 636,407 ounces of gold, and cumulatively has produced 1.3 million ounces of gold since 1988.

In 2010, gold production from Casa Berardi totalled 141,116 ounces compared to 159,261 ounces and 158,830 ounces, in 2009 and 2008, respectively.  It is estimated that Casa Berardi will produce approximately 165,000 – 170,000 ounces of gold in 2011 at an estimated total cash cost of US$495(1) per ounce, assuming a Cad/US dollar exchange rate at parity.  The following chart shows Aurizon’s gold production profile from Casa Berardi since 2006.

Aurizon’s mission is to become an intermediate sized gold mining company operating multiple mines in politically stable jurisdictions.  In order to achieve this objective, Aurizon’s growth strategy is to extend the mine life of its existing gold production base at Casa Berardi and to increase gold production by developing its existing projects in Quebec and by acquisition of, or merger with, companies having either production or advanced development stage gold projects.  In order to execute this strategy, Aurizon has built a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations, environmental compliance and financial disciplines to allow the Company to advance a project from discovery through to feasibility, construction and development, and operations.

Page 1| December 31, 2010

REVIEW OF 2010

HIGHLIGHTS AND SIGNIFICANT EVENTS

2010 Annual Financial Highlights

•

Record revenues of $179 million.

•

Net earnings of $16 million, or $0.10 per share, and adjusted net earnings of $10 million(1), or $0.06 per share were impacted by a significant increase in exploration and feasibility activities.

•

Cash flow from operating activities of $50.2 million, 30% lower than 2009, impacted by lower earnings and increases in non-cash working capital items.

•

Operating profit margin per ounce increased 18% to US$604, due to higher realized gold prices.(1)

•

Working capital of $149 million, including $139 million cash, and no debt.

•

No remaining gold derivative hedges.

2010 Annual Operational Highlights

•

Gold production of 141,116 ounces compared to 159,261 ounces in 2009, primarily due to anticipated sequencing of lower grade ore.

•

Ore throughput increased 5% to 722,745 tonnes compared to 2009.

•

Total cash costs of US$541(1) per ounce, 35% higher than 2009, due to lower ore grades, lower mill recoveries, and a stronger Canadian dollar.

Casa Berardi Gold Reserves Increase Significantly

•

Mine life extended from six years to ten years.

•

An increase of 44% in estimated mineral reserves to 1,457,000 ounces of gold.

•

A significant open pit mineral reserve estimate of 370,000 ounces established in the area of the Principal zones, which is still open laterally.

•

An increase of 10% in West Mine estimated underground mineral reserves.

Joanna Project Continues Metallurgical Studies and Final Feasibility

•

Additional metallurgical studies initiated to evaluate and optimize alternate processes for ore treatment.

•

Final feasibility study completion anticipated mid-year 2011.

•

Estimated mineral resources in the area of the Hosco pit increased by 35%.

•

Continued step out and in-fill drilling of Hosco pit will result in updated mineral resource estimate and block model for inclusion in the final feasibility study.

Six new Exploration Properties Optioned

•

$5.2 million of exploration conducted on new properties.

•

Encouraging exploration results at Marban and Fayolle.

•

Significant polymetallic porphyry mineralization discovered at Rex South.

(1) See “Non-GAAP measures” on pages 18 and 19

Page 2| December 31, 2010

FINANCIAL REVIEW

The following financial information has been extracted or derived from the Company’s audited financial statements for the years noted:

Key Financial Data (in $ thousands, except per share amounts)	2010	2009	2008
Revenues	$178,743	$175,560	$144,452
Net Earnings for the year	16,133	36,706	4,921
Net earnings - per share (Basic and Diluted)	0.10	0.23	0.03
Cash flow from operating activities	50,157	71,822	60,265
Cash and restricted cash	139,341	113,098	55,562
Working capital	149,162	101,666	24,080
Total assets	340,686	323,293	257,951
Long-term obligations	-	705	9,430
Shareholders’ equity	271,617	235,637	144,941

Financial review of the year ended December 31, 2010

Net earnings in 2010 totalled $16.1 million, or $0.10 per share, compared to net earnings of $36.7 million, or $0.23 per share in 2009.  Results were impacted by a significant increase in exploration activities at Aurizon’s newly optioned properties, together with continued exploration and feasibility work at Joanna, resulting in $15.6 million being charged to earnings compared to $3.8 million in 2009.  In addition, non-cash stock based compensation charges totalling $8.0 million impacted results compared to $2.9 million of charges in 2009.  Operating profit margins increased in 2010 as higher realized gold prices mitigated higher cash operating costs resulting from the anticipated sequencing of lower than average ore grades and general inflationary pressures.

After removing the positive impact of non-cash derivative gains of $6.0 million on an after tax basis, adjusted net earnings were $10.1 million or $0.06 per share in 2010, compared to adjusted net earnings of $32.9 million, or $0.21 per share in 2009.

Cash flows from operating activities in 2010 totalled $50.2 million compared to cash flows of $71.8 million in 2009.  Cash flow was adversely impacted by lower earnings and increases in non-cash working capital items.  An 18% increase in operating profit margins to US$604 per ounce from US$514 per ounce in 2009 was partially offset by a 12% decrease in ounces of gold sold in 2010 compared to the prior year.

Financial review of the fourth quarter 2010

Net earnings of $6.2 million, or $0.04 per share, were achieved in the fourth quarter of 2010, compared to net earnings of $9.9 million, or $0.06 per share in the same period of 2009.  The comparative fourth quarter results in 2009 were positively impacted by the recognition of $4.5 million of non-refundable tax credits.  Fourth quarter 2010 results were impacted by a significant increase in exploration activities resulting in $5.4 million being charged to earnings compared to $1.1 million in 2009.  In addition, non-cash stock based compensation charges totalling $3.2 million impacted results compared to $0.8 million of charges in 2009.

Page 3| December 31, 2010

Operating profit margins increased dramatically in the fourth quarter of 2010 to US$845 per ounce from US$487 per ounce in the same period of 2009 as the Company benefited from the combination of higher realized gold prices and the elimination of gold delivery into call options at below market prices. Fourth quarter 2010 total cash costs dropped to US$531 per ounce from the third quarter costs of US$604 per ounce as a result of improved ore grades.  Daily ore throughput of 2,084 tonnes per day was achieved in the fourth quarter of 2010, allowing unit operating costs on a Canadian dollar basis to drop to $106 per tonne compared to $108 per tonne for the full year.

Adjusted net earnings for the fourth quarter were $6.3 million, or $0.04 per share compared to adjusted net earnings of $13.8 million, or $0.09 cents per share, in the same quarter of 2009.  In the fourth quarter of 2009, earnings were negatively impacted by non-cash derivative losses of $3.9 million on an after tax basis.

Cash flow from operating activities in the fourth quarter of 2010 increased 45% to $17.4 million, compared to $12.0 million in 2009. The Company’s aggregate operating, investing and financing activities during the fourth quarter of 2010 resulted in net cash inflows of $8.4 million.

Revenue

	Q1	Q2	Q3	Q4	2010	2009	2008
Gold sales – ozs	34,423	39,964	30,755	34,808	139,950	159,275	159,404
Per ounce data, except exchange rate
Realized gold price[1]– US$	$1,010	$1,082	$1,119	$1,376	$1,145	$915	$847
Exchange rate – Cad/US dollar	1.040	1.038	1.038	1.010	1.030	1.14	1.07
Realized gold price – Cad$	1,050	1,123	1,161	1,390	1,180	1,041	903

1 Realized gold prices net of derivative gains or losses divided by ounces sold. (See “NON-GAAP MEASURES”)

Revenues from Casa Berardi operations rose to $178.7 million in 2010 from the sale of 139,950 ounces of gold, compared to $175.6 million from the sale of 159,275 ounces of gold in 2009.  Net of realized derivative losses, revenues were $165.1 million compared to $165.8 million in 2009 as lower gold sales and a stronger Canadian dollar were almost offset by 25% higher realized U.S. dollar gold prices.  After adjusting for the impact of net derivative losses, the average realized gold price was US$1,145 per ounce and the average Cad/US exchange rate was 1.03, compared to realized prices of US$915 per ounce and an exchange rate of 1.14 in 2009.  The gold average London afternoon fixing in 2010 was US$1,225 per ounce.

As at December 31, 2010, the Company has no remaining gold hedges.  However, in 2006, as a condition of establishing a $75 million debt facility for the development of Casa Berardi, the Company was required to establish gold derivative contracts.  As a result, during 2010, 65,814 ounces of gold, representing 47% of gold sales, were delivered against gold call options at an average price of US$908 per ounce, 26% lower than the average London fixing.  Partially offsetting this opportunity cost, the Company exercised 16,614 ounces of gold call options at US$863 per ounce that were purchased in 2009 and then sold the gold at an average price of US$1,178 per ounce.

(1) See “Non-GAAP measures” on pages 18 and 19

Page 4| December 31, 2010

Casa Berardi Operations

Summary of Key Operational Statistics
	Q1	Q2	Q3	Q4	2010	2009	2008	2007
Operating results
Tonnes milled	178,648	182,487	169,913	191,697	722,745	688,676	654,397	545,258
Grade – grams/tonne	6.79	7.20	6.15	6.86	6.75	7.77	8.16	9.78
Mill recoveries - %	90.2%	91.2%	89.1%	88.6%	89.8%	92.6%	92.5%	93.0%
Gold Production – ozs	35,188	38,527	29,905	37,496	141,116	159,261	158,830	159,469
Gold sold – ozs	34,423	39,964	30,755	34,808	139,950	159,275	159,404	160,600
Per ounce data – US$
Average realized gold price[1]	$1,010	$1,082	$1,119	$1,376	$1,145	$915	$847	$696
Total cash costs [2]	538	504	604	531	541	401	399	331
Amortization [3]	228	240	254	263	245	201	209	172
Total production costs [4]	766	744	858	794	786	602	608	503

Table footnotes (See “NON-GAAP MEASURES”):

1

Realized gold prices net of derivative gains or losses divided by ounces sold.

2

Operating costs net of by-product credits, divided by ounces sold, and divided by average Bank of Canada Cad$/US$ rate.

3

Depreciation, amortization and accretion expenses.

4

Total cash costs plus depreciation, amortization and accretion expenses.

Operating review of the year

Casa Berardi performed in line with expectations in 2010 despite a revised mine plan resulting from challenging ground conditions in a localized area of Zone 113 and reduced availability of underground mining equipment.  Gold production was approximately 6% lower than plan and unit operating costs were 4% higher than plan.

Gold production for the year totalled 141,116 ounces, 11% lower than the 159,261 ounces produced in 2009 as a result of the anticipated sequencing of lower grade ore in 2010.  The average ore grade of 6.75 grams per tonne achieved in 2010 matched expectations.  Increased daily ore throughput of 1,980 tonnes per day in 2010 compared to 1,887 tonnes per day in 2009 was offset by lower ore grades and mill recoveries, resulting in the decrease in gold production in 2010.

Total cash costs(1) in 2010 were US$541 per ounce, 10% higher than plan and compared to the US$401 per ounce costs in 2009, as lower ore grades, lower mill recoveries, and a strong Canadian dollar impacted costs.  Unit operating costs(1) in 2010 were stable on a Canadian dollar basis at $108 per tonne, matching the prior year’s costs as higher ore throughput offset higher mining costs resulting from additional ground support and lower productivity from mining equipment.  Operating profit margins increased by 18% to US$604 per ounce from US$514 per ounce in 2009, due to higher realized gold prices.

(1) See “Non-GAAP measures” on pages 18 and 19

Page 5| December 31, 2010

Expenses

Operating costs totalled $78.7 million in 2010, 7% higher than the prior year’s costs of $73.5 million, primarily as a result of a 5% increase in processed ore together with higher mining costs associated additional ground support, lower productivity from underground mining equipment, and general industry cost pressures.

Depletion, depreciation and accretion charges (“DD&A”) decreased to $35.4 million compared to $36.5 million in 2009 primarily as a result of a lower volume of gold sales in 2010.  On a unit basis, DD&A amortization was US$245 per ounce, up from US$201 per ounce in 2009 due to the impact of prior and current year capital expenditures partially mitigated by increases in the mineral reserves.

Administrative and general costs in 2010 rose to $17.2 million from $10.9 million in 2009, due primarily to a $5.1 million increase in non-cash stock based compensation charges.  Excluding the non-cash stock based compensation charges, costs rose to $9.2 million in 2010 compared to $8.0 million in 2009.  These costs reflect the head office costs in Vancouver, B.C. as well as our administrative and technical group in Val d’Or, Quebec.  Increased staffing to support the continued studies at Joanna as well as managing the six new earn-in properties and general industry cost pressures have impacted costs.

A significant increase in exploration activities at Aurizon’s newly optioned properties, together with continued exploration and feasibility work at Joanna, resulted in $15.6 million of expenditures (net of $4.9 million of exploration tax credits) being charged to earnings compared to $3.8 million in 2009 (net of $1.0 million tax credits).  The following table summarizes the exploration expenditures incurred in 2010:

Exploration & feasibility expenditures (expressed in millions of Canadian dollars)	2010
Joanna exploration and feasibility work	$13.2
Fayolle Property	1.5
Marban Property	1.6
Rex South Property	1.6
Opinaca-Wildcat Properties	0.3
Kipawa Property	1.3
General exploration	1.0
Less exploration tax credits (1)	(4.9)
Total	$15.6

(1) Exploration tax credits include both refundable and non-refundable tax credits.

In 2010, derivative losses totalled $4.4 million compared with a $4.9 million gain in 2009.  The derivative losses in 2010 resulted from gold deliveries into call options at below market prices, net of gains and losses from foreign exchange contracts, and gains realized from the exercise of purchased gold call options and sale at market prices.  The Company has no gold or foreign exchange hedges as at December 31, 2010.

Foreign exchange gains totalled $1.5 million in 2010 compared to losses of $2.4 million in 2009.  The primary cause for the exchange gains in 2010 was the delivery of foreign exchange contracts at rates more favourable than the prevailing market rates, as the Canadian dollar strengthened considerably against the U.S. dollar during 2010.

Non-refundable tax credits arising from 2008 and prior year’s exploration activities at Joanna and Kipawa, totalling $4.5 million, were reflected in earnings in 2009 as there was reasonable assurance that the credits will be utilized to shelter future taxable income.

Other income in 2010 totalled $1.0 million, comprising interest income of $0.7 million and royalty income of $0.3 million, compared to interest income of $0.5 million and royalty income of $0.3 million in 2009.

Page 6| December 31, 2010

Income and resource taxes in 2010 totalled $14.2 million, of which $6.7 million were current Quebec resource taxes and Federal income taxes and $7.5 million are related to future income and resource taxes, based on differences between the tax and accounting bases.  In 2009, income and resource taxes were $20.7 million, of which $7.7 million related to current Quebec resource taxes and $13.0 million were related to future income and resource taxes.

Summary of Quarterly Results (Unaudited)

(in $ thousands, except per share data)
2010	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2010
Revenue	$39,831	$50,471	$39,882	$48,559	$178,743
Operating costs	19,422	20,835	19,470	18,936	78,663
Administrative and general costs	5,287	3,325	2,905	5,660	17,177
Exploration costs	1,970	2,830	5,471	5,372	15,643
Derivative (gains) losses	158	4,317	(158)	85	4,402
Net Earnings	2,216	5,280	2,432	6,205	16,133
Net earnings per share – basic and diluted	0.01	0.03	0.02	0.04	0.10
2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2009
Revenue	$42,868	$45,168	$45,549	$41,975	$175,560
Operating costs	17,667	19,085	18,987	17,738	73,479
Administrative and general costs	2,794	2,622	2,250	3,185	10,851
Exploration costs	1,232	738	729	1,070	3,769
Derivative (gains) losses	2,234	(12,931)	667	5,084	(4,946)
Net Earnings	5,048	13,585	8,211	9,862	36,706
Net earnings per share – basic and diluted	0.03	0.08	0.05	0.07	0.23

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs.  The average realized Canadian dollar gold price in 2010 was $1,180 per ounce, 13% higher than the $1,041 per ounce in 2009.

Significant increases in exploration activities at Aurizon’s newly optioned properties in 2010, together with continued exploration and feasibility work at Joanna, have resulted in higher exploration costs being charged to earnings compared to 2009.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations.  The Company delivered into the last of its obligations to deliver gold into call options at below market prices in the third quarter of 2010.  In prior quarters, the second quarter of 2010 had a derivative loss of $4.3 million, while the second quarter of 2009 had a derivative gain of $12.9 million and the fourth quarter of 2009 had a derivative loss of $5.1 million.

The fourth quarter of 2009 was positively impacted by the recognition of $4.5 million of non-refundable tax credits.

Page 7| December 31, 2010

Liquidity and Capital Resources

Operating Activities

Cash flows from operating activities in 2010 totalled $50.2 million compared to cash flows of $71.8 million in 2009.  Cash flow in 2010 was adversely impacted by lower earnings and increases in non-cash working capital items.  An 18% increase in operating profit margins to US$604 per ounce from US$514 per ounce in 2009 was partially offset by a 12% decrease in ounces of gold sold in 2010 compared to the prior year.

Investing Activities

Aggregate investing activities resulted in cash outflows of $33.1 million, compared to $14.1 million in 2009.  Capital expenditures totalled $32.6 million in 2010, of which $33.3 million was for sustaining capital and exploration at Casa Berardi.  In 2009, $38.2 million of capital expenditures were incurred, of which $36.9 million was incurred at Casa Berardi.

(in $ thousands)	2010	2009
Capital Expenditures by project:
Casa Berardi:
Exploration and studies	$10,668	$13,309
Underground development	10,928	12,348
Property, plant and equipment	10,633	11,196
Total Casa Berardi expenditures	32,229	36,853
Other project expenditures:
Mineral property acquisitions	258	1,154
Property, plant and equipment	147	226
Total	32,634	38,233
Represented by:
Mineral properties	21,854	26,811
Property, plant & equipment	10,780	11,422
Total	$32,634	$38,233

In 2010 capital expenditures at Casa Berardi totalling $32.2 million included:

▪

2,800 meters of drifting, 700 meters of ramping and 100 meters of raising.

▪

Extension of the 550 level exploration drift by 700 metres.

▪

98,700 meters of exploration and infill drilling, including 70,700 meters of underground drilling and 28,000 meters of surface drilling.

▪

New underground mobile equipment acquired to replace older equipment and improve rock handling capacity.

▪

Underground infrastructure to sustain operations, including ore/waste passes, electrical substations, equipment repair and maintenance facility, fuel bays, backfill system and drainage for Zones 113 and 115.

▪

Construction of the # 4 tailings cell and heightening of the existing tailing pond walls.

▪

Upgrades to the mill recirculation pumps.

In 2009, capital expenditures at Casa Berardi totalling $36.9 million included:

▪

550 meters of ramping, 3,400 meters of drifting and 400 meters of raising.

▪

60,600 meters of exploration and infill drilling, including 41,300 meters of underground drilling and 19,300 meters of surface drilling.

Page 8| December 31, 2010

▪

New underground mobile equipment acquired to replace contractor equipment.

▪

Underground infrastructure to sustain operations, including ore/waste passes, lunchroom, fuel bays, backfill system and drainage.

▪

Surface infrastructure improvements.

▪

Additional underground electrical substations to sustain underground expansion and surface harmonic filters to comply with Hydro Québec requirements.

▪

Compressor upgrades.

▪

Tailing ponds walls raised.

▪

Extension of 810 level exploration drift by 1,500 meters.

Other investing activities in 2010 resulted in cash outflows of $0.5 million compared to cash inflows from other investing activities of $24.2 million in 2009.  In 2010, $0.7 million was invested in marketable securities of companies in which Aurizon has entered into mineral property option agreements; $0.6 million for reclamation and security deposits; reduced by $0.8 million of refundable tax credits.  In 2009, net cash inflows of $24.2 million resulted from the release of restricted cash balances of $21.2 million; $5.8 million from refundable tax credits; less $2.6 million for the purchase of gold call options and $0.2 million for site reclamation deposits.

Financing Activities

Financing activities in 2010 provided cash inflows of $9.2 million as a result of incentive stock option exercises, reduced by the repayment of government assistance of $0.6 million.  Financing activities in 2009 resulted in a net cash inflow of $21.0 million as a result of net proceeds of $47.3 million from a public equity financing and $3.6 million from the exercise of incentive stock options, reduced by principal debt repayments of $29.2 million and repayment of a $0.6 million government assistance obligation.

Aurizon’s aggregate operating, investing and financing activities during 2010 resulted in a net $26.2 million increase in its cash balances compared to a net increase of $78.7 million in 2009.

Balance Sheet

As at December 31, 2010, cash and cash equivalents increased to $139.3 million, compared to $113.1 million in 2009.  At the end of 2010, Aurizon had working capital of $149.2 million compared to $101.7 million at the end of 2009.  The increase in cash and working capital was primarily attributable to cash flows generated from Casa Berardi’s mining operations.

Asset retirement obligations have decreased to $11.5 million as at December 31, 2010, compared to $21.8 million at the end of 2009. The decrease is due to a revision of the reclamation plan for the Casa Berardi mine. The new reclamation plan incorporates updated studies undertaken in 2010 regarding re-vegetation of the tailings pond. The former reclamation plan included costs for a soil and clay layer over the tailings pond prior to re-vegetation. The Company’s updated environmental impact studies, which have been reviewed and approved by the government authorities, have determined that this additional soil and clay layer is not required to meet the high standards of environmental rehabilitation established by both the Company and government regulations.

Aurizon continued to have no debt as at December 31, 2010.

As at the date of this report, Aurizon had 162,256,702 common shares issued and outstanding.  In addition, 9.6 million incentive stock options are outstanding that are exercisable into common shares at an average price of $5.05 per share.

Credit Facility

On January 31, 2011, Aurizon established a US$50 million revolving credit facility having an initial three year term and is secured by a charge over the assets of Aurizon.  Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility. The credit facility documentation has been negotiated on normal commercial and customary terms for such finance arrangements.

Page 9| December 31, 2010

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party or off-balance sheet arrangements to report.

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2010 are summarized as follows:

(in $ thousands)	Total	Less than 1 year	2 – 3 years	More than 3 years

Asset retirement obligations(1)	$19,002	$419	$4,371	$14,212
Mineral properties commitments	6,388	6,388	-	-
Head office lease	1,052	231	505	316
Reimbursable government assistance	773	773	-	-
Equipment purchase commitments	510	510	-	-
Hydro distribution line	327	327	-	-
	$28,052	$8,648	$4,876	$14,528

                                                                                                                                                (1) Asset retirement obligations represent the undiscounted future payments.

Financial Instruments

The Company may, from time to time, use foreign exchange contracts to protect exchange rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets whereas the Company’s operating and capital expenditures are denominated in Canadian dollars.  As a result, the Company’s future revenue streams and its profitability are subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.

The Company's results are also highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  Other than short dated (less than three months) contracts, the Company is not using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing exposure to commodity price risk.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Page 10| December 31, 2010

International Financial Reporting Standards (“IFRS”)

The Company is in a position to release its first IFRS compliant statements for the quarter ended March 31, 2011, thus completing the conversion of its basis of accounting from Canadian GAAP to IFRS for the changeover date of January 1st 2011. Comparative figures have been calculated under IFRS for each of the 2010 quarters and will be presented in detail with each quarterly release in 2011. The Company will report its first full annual set of financial statements under IFRS for the year ended December 31, 2011 to be released in March 2012.

The International Accounting Standards Board (IASB) has proposed to issue a number of new IFRS standards throughout 2011 and beyond which may or may not impact the Company. The Company’s IFRS Project Team is fully aware and updated on these proposed standards as part of Phase 4 of the IFRS transition project (“Post implementation review”), and will make any adjustments necessary as and when new IFRS standards are released.

The Audit Committee holds Management responsible for the successful reporting of the Company’s financial statements under IFRS. The IFRS Project Team is on track to ensure compliance with IFRS and a successful issuance of the first annual IFRS financial statements for the year ended December 31, 2011.

Updated discussion of the key elements of the IFRS changeover plan

Impact of IFRS on accounting policy choices – As at December 31, 2010, no change to our current accounting policy choices under Canadian GAAP is expected for reporting under IFRS in our first interim financial statements to be issued as at March 31, 2011. IFRS requires more detailed disclosures for accounting policy choices, and the first interim financial statements under IFRS will reflect this.

Internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) – As at December 31, 2010 no significant changes in ICFR and DC&P are expected as a result of the Company’s transition to IFRS. The IFRS project team will continue to monitor these controls quarterly and update any changes should they arise.

Financial reporting expertise – The Company established a dedicated IFRS project team that is based in the Vancouver head office. All members of the project team have been trained on IFRS, and attend regular update sessions. The IFRS project team is in regular contact with operations staff involved with IFRS. On-site training for all operations staff involved in the IFRS transition was held during the third quarter of this year. The Audit Committee and Board of Directors are updated regularly by the IFRS project team.

Business activities – As at December 31, 2010, the IFRS transition project has not given rise to any significant impact on current business activities. The project team is prepared for uncertainties and should circumstances change, the Company has staff available to review the potential IFRS impact and report to Management as soon as possible.

IT systems – As at December 31, 2010, no significant IT changes are required for the transition to IFRS. The accounting software will be updated to the latest Canadian GAAP and IFRS versions available, but any IFRS changes at this point in time will be tracked separately.

Opening statement of financial position – January 1st, 2010

Based on the Company’s IFRS transition work to date, the Company has prepared its opening statement of financial position as at January 1st 2010 under IFRS for comparative purposes. In preparing this opening statement of financial position, the Company applied the below-listed exemptions which are granted under IFRS allowing first-time adopters certain exemptions from the general principle of retrospective restatement:

•

IFRS 2 ‘Share-based payment ‘ – The Company has elected to use the transition exemption available to not retrospectively apply the IFRS 2 calculation method to any share options granted after November 7, 2002 and/or vested before January 1, 2010.

•

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Company has re-measured the provisions as at January 1, 2010 under IAS 37 ‘Provisions, contingent liabilities and contingent assets’; estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates; and recalculated the related accumulated depreciation, depletion and amortization under IFRS up to the transition date.

•

IAS 23 (R) ‘Borrowing Cost’s’ – The Company has elected to apply the exemption from full retrospective application as allowed under IAS 23 (R).

Page 11| December 31, 2010

Transition to IFRS – Reconciliation of Opening Statement of Financial Position as at January 1, 2010

This opening statement of financial position for transition to IFRS is preliminary and the final version may reflect adjustments relating to any new IFRS pronouncements or other adjustments identified throughout the year ended December 31st, 2011.

(Unaudited, expressed in thousands of Canadian dollars)	Note	Previous CGAAP	IFRS Reclassification	IFRS Adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents		$113,098	$ -	$ -	$113,098
Inventories		11,897	-	-	11,897
Accounts receivable and prepaid expenses		4,824	-	-	4,824
Derivative instrument assets		5,274	-	-	5,274
Tax credits receivable		2,587	-	-	2,587
Total current assets		137,680	-	-	137,680

Non-current assets
Property, plant and equipment	ii,vii	53,691	115,008	(4,722)	163,977
Mineral properties	vii	117,370	(115,008)	-	2,362
Other assets		14,551	-	-	14,551
Total non-current assets		185,612	-	(4,722)	180,890
TOTAL ASSETS		$323,292	-	($4,722)	$318,570

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$16,451	$ -	$ -	$16,451
Derivative instrument liabilities		13,885	-	-	13,885
Current portion of long-term obligations		652	-	-	652
Current provincial resource taxes payable	vii	3,752	(3,752)	-	-
Current tax liabilities	vii	-	3,752	-	3,752
Current portion of future income and resource tax liability	iii	1,275	(1,275)	-	-
Total current liabilities		36,015	(1,275)	-	34,740

Non-current liabilities
Long-term obligations		705	-	-	705
Asset retirement obligation	vii	21,816	(21,816)	-	-
Provisions	ii	-	21,816	1,439	23,255
Future income and resource tax liabilities	vii	29,120	(29,120)	-	-
Deferred tax liabilities	iii,vii	-	30,395	(2,245)	28,150
Total non-current liabilities		51,641	1,275	(806)	52,110
Total liabilities		87,656	-	(806)	86,850

Shareholders’ equity
Issued capital	iv, v	247,365	6,509	-	253,874
Contributed surplus		979	-	-	979
Stock-based compensation	i	10,178	-	336	10,514
Deficit	i, ii, iii, iv, v	(22,886)	(6,509)	(4,252)	(33,647)
Total shareholders’ equity		235,636	-	(3,916)	231,720

TOTAL LIABILITIES AND EQUITY		$323,292	-	($4,722)	$318,570

Page 12| December 31, 2010

Restatement explanatory notes

(i)  IFRS 2 adjustment

Canadian GAAP requires calculation of stock-based compensation using fair value models (e.g. Black-Scholes) for equity-settled awards. Under IFRS, stock-based compensation is determined using fair value models for all awards. Stock options issued by the Company have a specific vesting schedule which is treated differently under IFRS compared to Canadian GAAP.  The Company has reviewed the Canadian GAAP stock-based compensation calculation methods and adjusted the methods to take into account the required IFRS compliant changes. The Company has also elected to use the transition exemption available under IFRS 1 to not retrospectively apply the new calculation method to any share option tranche that was granted after November 7, 2002 and/or vested before January 1, 2010.

(ii)  Asset retirement obligation (ARO) adjustment

Canadian GAAP calculates ARO using current credit-adjusted, risk-free rates for upward adjustments, and the original credit-adjusted, risk free rate for downward revisions. The original liability is not adjusted for changes in current discount rates. IFRS however, calculates ARO using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates.

To calculate the ARO liability and long-lived asset under IFRS, the Company has elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company has re-measured the ARO liability as at January 1, 2010 under IAS 37 ‘Provisions, contingent liabilities and contingent assets’, estimating the amount to be included in the related asset by discounting the liability to the date of first disturbance in which the liability arose, using best estimates of the historical risk-adjusted discount rates, and recalculating the related accumulated depreciation and amortization under IFRS.

In addition, under Canadian GAAP, the unwinding of the discount was included with depreciation and amortization expense, and has now been reclassified to finance costs as required under IFRS.

(iii)  Deferred tax

Under Canadian GAAP deferred taxation assets were classified between current and non-current based on the classification of the underlying asset and liabilities that gave rise to the differences. IAS 12 Income taxes requires that all deferred taxation amounts be classified as non-current assets.

Deferred taxes have also been adjusted for the changes to accounting base values arising as a result of the adjustments for first time adoption of IFRS.

(iv)  Flow-through shares

Flow-through shares are a unique Canadian income tax incentive which are subject to specific guidance under Canadian GAAP and US GAAP; however, there is no equivalent IFRS guidance. In the absence of specific guidance, the Company has adopted the approach to account for flow-through shares such that amounts resulting from the renunciation of flow-through expenditures will no longer be reflected as a reduction of share capital.

(v)  Share issuance costs

Under IFRS, any private placements undertaken require the amount credited to share capital to be the net amount of cash that has been raised, plus the value of any tax benefit. The Company has reviewed all prior private placements, share issuance costs and effective annual tax rates, and calculated an adjustment for the value of the tax benefit previously recorded to equity under Canadian GAAP.

(vi)  Property, plant and equipment

Under Canadian GAAP, property, plant and equipment (PPE) is recorded at historical cost and depreciation is based on the useful lives of the assets after due estimation of their residual values. IFRS allows PPE to be recorded using historical cost or revaluation models, with a transitional provision allowing fair value to be deemed as the cost. Depreciation must also be based on the useful lives of each significant component within PPE. The Company has conducted an extensive review of its PPE ledger to the reporting date. The results indicated no significant change to the historical reported PPE; no significant impact from componentization requirements and no significant changes to useful life estimations. The Company will continue recording PPE at historical cost.

Page 13| December 31, 2010

Upon transition to IFRS, producing mineral properties are presented in property, plant and equipment in accordance with IAS 16 Property, plant and equipment. Exploration and evaluation assets continue to be classified as mineral properties as per the requirements of IFRS 6 Exploration for and evaluation of mineral resources.

(vii)  Presentation changes

IFRS requires changes in the presentation and format of the statement of comprehensive income and statement of financial position. These ‘reclassifications’ have been identified in the reconciliations contained within this note and have no impact on the final equity position of the Company.

Outlook

With cash balances of $139 million and no debt as at December 31, 2010, Aurizon intends to utilize its strong operating cash flows and balance sheet to continue upgrading its mineral resources to mineral reserves at both Casa Berardi and Joanna and to aggressively explore its new portfolio of exploration properties in Quebec.

The fundamentals for gold remain very strong as the US adopts further quantitative easing measures to combat uncertainties regarding the sustainability of their economic recovery. These measures will likely allow US real interest rates to remain low, which is supportive of gold prices.  Continued sovereign debt issues in Europe remain and against this backdrop of uncertainty, central bank and investment buying of gold bullion appears to be strong.  Looking at the currency risks, the Canadian dollar has broken through parity against the US dollar as strong commodity prices and Canada’s sound fiscal and economic fundamentals attract foreign capital flows.  However, further strengthening of the Canadian dollar should be more than compensated by higher gold prices that reflect a weaker US dollar.  In an environment of rising mining industry inflationary cost pressures, cost containment will be a primary focus of the Company in 2011.

Casa Berardi enters its fifth year of commercial operations in 2011 following the re-commencement of operations in November 2006.

Operating outlook for 2011

It is estimated that Casa Berardi will produce between 165,000 to 170,000 ounces of gold in 2011 at an average grade of 8.0 grams of gold per tonne.  Average daily ore throughput is estimated at 1,965 tonnes per day, similar to 2010.  The increase in gold production for 2011 is attributable to the average gold grades returning to the average underground reserve grade of the mine following a year of mine sequencing lower grade ore.  Approximately 44% of production will come from Zone 113, 39% from the Lower Inter Zone, and the residual 17% from smaller zones and development material.

Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs per ounce for the year are anticipated to approximate US$495 per ounce in 2011.  Onsite mining, milling and administration costs are expected to average $117 per tonne, up 8% from the 2010 costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

The following key parameters form the basis of the 2011 production guidance and operating cost estimate:

•

Ore grade of 8.0 grams per tonne

•

Ore throughput of 1,965 tonnes per day

•

Mill recoveries of 92%

•

Canadian dollar at par against the U.S. dollar

•

Operating costs of $117 per tonne

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages.

Page 14| December 31, 2010

Based upon 167,500 ounces of gold production for 2011 and using the gold price and exchange rates as at December 31, 2010, the sensitivity of the Company’s cash flow to a 10% movement in either component is as follows:

	Dec 31, 2010 price & exchange rates	10% Variance	Impact on Cash Flow ($ thousands)
Gold price	US$1,405	$140	$23,216

Cad/US dollar exchange rates:	0.99	0.10	$25,732

As of March 15, 2011, gold prices and the Cad/US exchange rates are similar to those at December 31, 2010.

Casa Berardi capital expenditures

Capital expenditures at Casa Berardi are estimated to total $51.1 million in 2011, of which approximately 50% comprises expenditures that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.  These expenditures are comprised of the following:

Capital expenditures (expressed in millions of Canadian dollars)	2011 Guidance
Sustaining capital	$21.8
Shaft deepening	13.6
Mining equipment	8.3
Mining infrastructure and tailings pond	7.4
Total	$51.1

Casa Berardi Exploration

An additional $13.4 million will be invested on exploration at Casa Berardi in 2011 which will include approximately 115,000 metres of surface and underground diamond drilling.  Up to 4 surface and 8 underground drill rigs will be active during the course of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well exploring for extensions of these structures.

Surface exploration will focus on the extension of the Principal Zone, where a pre-feasibility study of an open pit mining operation is nearing completion.  In addition, the surface exploration program will test the depth extension of the Lower Inter Zone, and the depth and lateral extensions of the East mine area as well as the potential for open pit operations.

Underground rigs will primarily focus on infill and step out drilling of the upper extensions of Zones 118 and 123 from the recently completed 550 level drift.  Drilling of the depth extensions of these zones will resume in 2012 following development of the required access from the 810 level drift.  Other underground rigs will perform infill and step out drilling on existing zones in the West mine area, and explore Zones 146 and 157 in the East mine area.

Page 15| December 31, 2010

Joanna Gold Development Property

Feasibility study work on the Hosco open pit deposit will continue in 2011 with completion of the study anticipated during the third quarter 2011.  Results from the step out drill program, performed in 2010, in the area of the Hosco pit will be incorporated into an updated mineral resource estimate and block model for inclusion in the study.
The evaluation and optimization of alternate metallurgical processes to treat the Hosco ore will continue through the first quarter of 2011.  A detailed evaluation of the use of an autoclave is being conducted while continuing to optimize the Albion technology to improve recoveries and reduce reagents consumption.  Concurrently, detailed engineering, pit optimization, and environmental impact studies are underway.  The Company has budgeted $5.4 million for these activities in 2011 and expects the majority of these costs to be expensed. Following completion of the feasibility study, permitting, site preparation, and procurement of major long-lead items are expected to be initiated.

In addition, an initial $3.7 million exploration program, comprising 26,000 metres of surface drilling, will concentrate  on the Heva deposit, approximately 3 kilometres west of the proposed Hosco pit.  The objective of the 2011 drill campaign is to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources.  Two to three drill rigs will be active during the first five months of 2011.

Other Properties

Aggressive exploration programs are also planned at the Company’s other Quebec properties.  A total $21.2 million, before tax credits, will be invested in the following properties during 2011:

Exploration expenditures (expressed in millions of Canadian dollars)	2011 Guidance
Fayolle Property	$6.5
Marban Property	4.0
Rex South Property	4.1
Opinaca-Wildcat Properties	3.6
Duverny Property	1.0
Patris Property	0.6
General exploration	1.4
Total	$21.2

Fayolle Property

Following encouraging exploration results in 2010, at least 45,000 metres of drilling is planned in 2011, divided between the following two objectives: a) continue work on the Fayolle deposit by defining the size and geometry of the deposit on a 25 – 50 metre drill spacing; and b) initiate an exploration program to test similar geological controls to the Fayolle deposit inside the 2 kilometre long gold bearing structure that crosses the property.  The Company expects to generate a mineral resource estimate from the 2011 drill activity.  The 2011 budget for this program is $6.5 million.

Aurizon may earn up to a 65% interest in the Fayolle Property, comprising 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold bearing structures of the Abitibi Belt.  The Fayolle Property is situated 10 kilometres north of Aurizon’s Joanna Gold Development Project in north-western Quebec.

Page 16| December 31, 2010

Marban Property

Initial results from drilling the Marban property in 2010 confirm the possibility of defining a large volume medium grade deposit above 200 metres.  For 2011, Aurizon has planned an initial $4.0 million exploration program comprising 32,000 metres of drilling to continue testing the lateral and depth extensions of the existing mineral resources.  Two to three drill rigs are expected to be active on the property.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.  The Marban block covers 3 kilometres of a 1 kilometre wide favourable gold bearing deformation zone punctuated by historic production, current mineral resources and exploration potential.  Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area.

Rex South Property

Following the discovery of a major gold-silver-copper-tungsten mineralized zone on the Rex South property in 2010, the Company has planned a 2011 exploration budget totalling $4.1 million.  The newly discovered zone occurs in an area of significant outcrop exposure and has been recognized over a strike length of 3.3 kilometres and a width of 50 to 200 metres, and is open in all directions.  In 2011, a 4,000 metre drill program is planned to test the discovery zone as well as surface sampling of other copper-gold anomalies indentified through geophysical and geochemical surveys.

Aurizon may earn up to a 65% interest in the Rex South Property comprising 1,822 claims covering a surface area of 794 square kilometres, about 145 kilometres southeast of the community of Puvirnituq in northern Quebec.  The Rex South property hosts strong exploration potential based on extensive geochemical anomalies, geophysical signatures, and the presence of several mineralized prospects including high-grade gold and copper values obtained by grab samples.

Opinaca-Wildcat Properties

The Company plans to initiate an exploration program of surface sampling, geophysical surveys and drilling at the Opinaca-Wildcat properties in 2011 at a budgeted cost of $3.6 million.  Approximately $1.0 million of expenditures, including 2,000 metres of drilling, is planned for the Opinaca property, and approximately $2.6 million of expenditures, including 5,000 metres of drilling, is planned for the Wildcat property.

Aurizon can earn up to a 60% interest in the Opinaca Property (Opinaca A and B), comprising 649 mineral claims covering 338 square kilometres, and up to a 65% interest in the Wildcat Property, comprising 432 mineral claims covering 225 square kilometres.  Both properties are situated in the James Bay area, 350 kilometres north of Matagami, Quebec and in close proximity to Goldcorp’s Eleonore project.

Duverny Property

At Duverny, a $1.0 million exploration program is planned for 2011 comprising soil and rock sampling, geophysical surveys, followed by 5,000 metres of drilling.

Aurizon may earn a 100% interest in 44 mineral claims covering 2,100 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties.  The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor.  Gold mineralization indicators in this area have similarities to the Timmins context, such as carbonate saturation and the presence of extensive quartz vein systems associated with folded structures.

Patris Property

A $0.6 million exploration program, comprising drilling a minimum of 4,000 metres, is planned in 2011 for the Company’s recently optioned Patris property.

Aurizon may earn up to a 60% interest in the Patris property comprising 50 mineral claims covering a surface area of 22 square kilometres, 30 kilometres northeast of Rouyn-Noranda, and 7 kilometres from the Company’s Joanna property.  The Patris property covers the LaPause Fault over 4 kilometres.  This regional structure limits the northern edge of the Cadillac Tectonic Zone, connecting the area to the Malartic camp.

Page 17| December 31, 2010

Kipawa Gold – Rare Earth Elements Property, Quebec

At Kipawa, the 2010 exploration drill program on the gold targets did not provide sufficient encouraging results to warrant further work at this time in view of Aurizon’s other exploration priorities.  However, rare earth elements prospecting produced encouraging results.  Due to the increasing interest in rare earth elements, the Company is reviewing alternatives for the future exploration of Kipawa.

NON-GAAP MEASURES

a) Calculation of Adjusted Net Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

(in thousands of Canadian dollars, except per share amounts)	2010	2009

Earnings as reported	$16,133	$36,706
Add (deduct) the after-tax effect of:
Derivative (gain) loss	(6,036)	(3,830)
Adjusted net earnings	$10,097	$32,876
Adjusted net earnings per share (Basic and Diluted)	0.06	0.21

b) Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all gains and losses on gold derivative instruments and silver by-product sales and then dividing that by the gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.  For 2010, gold derivative losses were $13.0 million and silver sales totalled $0.6 million compared to gold derivative losses of $9.2 million and silver sales totalling $0.5 million in 2009.

c) Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Page 18| December 31, 2010

d) Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne are calculated by adjusting operating costs as shown in the Statements of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.  For 2010, operating costs were increased by inventory adjustments of $0.4 million compared to an operating cost decrease of $1.1 million in 2009 resulting from inventory adjustments.

e) Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For 2010, the average realized gold price was US$1,145 less total cash costs of US$541 for an operating profit margin of US$604, compared to an average realized gold price of US$915 less total cash costs of US$401 for an operating profit margin of US$514 in 2009.

For the fourth quarter ended December 31, 2010, the average realized gold price was US$1,376 less total cash costs of US$531 for an operating profit margin of US$845 compared to an average realized gold price of US$946 less total cash costs of $459 for an operating profit margin of US$487 in 2009.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces there from, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.   A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The estimate of mineral reserves is prepared by qualified persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities.  The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Page 19| December 31, 2010

Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase or decrease the provision for site closure and reclamation costs, which would increase or decrease the amount of future reclamation expense per ounce, resulting in a reduction or increase in the Company’s earnings and net assets.

Assumptions used in determining the Company’s asset retirement obligation at December 31, 2010 include average annual inflation rates of 2.0%, a 10% market risk factor, and a discount rate of 4.7%.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.

Income Taxes

The estimation of the Company’s future tax liabilities and assets involves significant judgment on a number of assumptions.  Judgment must be used to determine the Company’s future earnings potential and the expected timing of the reversal of future tax assets and liabilities.  Further uncertainties are the result of interpretation of provincial and federal tax legislation which might differ from the ultimate assessment of the tax authorities.  These differences may affect the final amount or the timing of the payment of taxes.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow.

Page 20| December 31, 2010

Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Government Permits

Continuation of production at Casa Berardi and the development of the Joanna project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  To date, the Company has been successful in obtaining the necessary permits.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Page 21| December 31, 2010

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

Financing of Exploration Programs

Mineral reserves have been estimated on the Company’s Casa Berardi and Joanna properties; however Aurizon intends to carry out further exploration on these properties with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of additional commercial mineral reserves.  If the Company’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Forward-Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, $Cad/USD exchange rates, strategic plans, future commercial production, production targets and timetables, mine operating costs, mill recovery rates, ore grade, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements and Aurizon Mines Ltd. assumes no obligation to update forward-looking information in light of actual events or results, except as required by law.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in currency exchange rates, the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

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